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                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                          Registration Statement
                                                                  No.: 333-38229


Prospectus Supplement No. 3, dated February 17, 1998
(To Prospectus dated December 17, 1997 supplemented on January 16, 1998 and February 10, 1998)


                          SWISSRAY INTERNATIONAL, INC.

                                  Common Stock

                            Par Value $.01 Per Share



         On February 13, 1998, the Company announced that it executed a letter of intent with E.M. Parker, Inc. with respect to the sale of Swissray Empower, Inc.'s ("Empower"), film and X-ray accessories business. The terms of the transaction are currently being negotiated and the Company expects to complete the transaction during the current fiscal year.

         The Company also announced today that the Company's Board of Directors has decided to restructure the senior management of the Company. The Board decided to retain an executive search firm to search for a new Chief Executive Officer and a new Chief Financial Officer to lead the Company in the next phase of its deveopment. In the interim, primary management responsibility will be with a newly formed Executive Committee of the Board of Directors consisting of Akbar Seddigh, Daniel A. Wuersch and Dr. Erwin Zimmerli. Ruedi G. Laupper remains Chairman of the Board and is primarily responsible for the day-to-day operations of the Company.

         The Board also decided to review the strategic focus of the Company and to prepare a long-term business and financial plan to enable the Company to raise the capital necessary for a successful implementation of its strategy in the immediate future and over the next few years.